EXHIBIT 21.1
FIDELITY NATIONAL FINANCIAL, INC.
List of Subsidiaries December 31, 2012
Six Significant Subsidiaries

COMPANY	INCORPORATION
FNTG Holdings, Inc.	Delaware
Chicago Title Insurance Company	Nebraska
Fidelity National Title Group, Inc.	Delaware
Fidelity National Title Insurance Company	California
Commonwealth Land Title Insurance Company	Nebraska
Remy International, Inc.	Delaware